

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 21, 2018

Paul Clewlow
Chief Executive Officer
Arazu Incorporated
23 Barton Road
Market Bosworth
Warwickshire, England CV13 0LQ

  Re: Arazu Incorporated
    Amendment No. 1 to Registration Statement on Form S-1
    Filed February 6, 2018
    File No. 333-221327

Dear Mr. Clewlow:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2017 letter.

General

1. Please provide us your analysis as to whether you are a shell company as defined by Rule 405 of the Securities Act. In this regard we note your limited operating activities.

2. We note your response to our prior comment 1 that no written materials were provided to the selling stockholders. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, presented to potential investors of the securities offered in this registration

statement in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 2

3. Please explain why effectiveness of this resale registration statement will cause your marketing and operations costs to increase. We note your statement that "[u]pon approval of this registration statement, we estimate our burn rate will significantly increase to approximately $35,000 per month due to costs associated with operations, marketing and regulatory compliance."

Risk Factors, page 4

Risks Related to Our Business, page 4

Our auditors have expressed substantial doubt about our ability to continue as a going concern, page 4

4. Please revise to clarify, if true, that you estimate that your current cash will fund Arazu Incorporated until June 30, 2018.

There are significant operational and logistical risks associated with our primary, page 6

5. We note your response to our prior comment 4 and reissue in part. Please expand this risk factor to discuss the ability of a shareholder to effect service of process within the United States, as your executive office is located outside the United States and your sole executive officer and director resides outside of United States, the difficulty of enforcing a judgment obtained in a United States court against such person and the difficulty of bringing original actions in a foreign jurisdiction against the company and its sole officer and director.

Determination of Offering Price, page 14

6. We note your response to our prior comment 2 and reissue in part. Please revise to describe the various factors considered in determining the offer price of $0.05 per share.

Exhibits

7. Please revise your exhibit index to include hyperlinks to the exhibits or tell us why you believe this is not necessary. Refer to Release No. 33-10322 (March 1, 2017) for guidance.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

8. We reiterate our prior comment number 13. In this regard, please expand the second sentence of the accountant's consent to make specific reference to the firm under both the headings of Interest of Named Experts on page 22 and to Experts on page 39 of the Registration Statement on Form S-1.

You may contact Beverly Singleton at (202) 551-3328 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: John D. Thomas, Esq.